CONSENT OF JIM ATKINSON

The undersigned hereby consents to the inclusion of information related to the mineral properties of Americas Silver Corporation (the “Company”) included in or incorporated by reference into the Registration Statement on Form 40-F (the “Form 40-F”) being filed by the Company with the United States Securities and Exchange Commission, and any amendments thereto, related to the following documents:

(a)	The News Release of the Company dated February 4, 2016;

(b)	The Annual Information Form of the Company for the year ended December 31, 2015;

(c)	Management’s and Discussion and Analysis for the year ended December 31, 2015;

(d)	Annual Report for the year ended December 31, 2015;

(e)	The News Release of the Company dated March 30, 2016; and

(f)	Management’s and Discussion and Analysis for the three months ended March 31, 2016; and

(g)	The Technical Report on the Galena Complex, Shoshone County, Idaho, USA dated December 23, 2016, (collectively, the “Exhibits”).

The undersigned further consents to reference of the undersigned’s name in the Form 40-F and in the Exhibits included in or incorporated by reference into the Form 40-F.

/s/ Jim Atkinson
Jim Atkinson

Date:	January 11, 2017